SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended DECEMBER 31, 2008

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                                                              to

Commission File No. 1-3548

MINNESOTA POWER AND AFFILIATED COMPANIES
RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN

(Full Title of the Plan)

ALLETE, Inc.
30 West Superior Street
Duluth, Minnesota 55802-2093

(Name of issuer of securities
held pursuant to the Plan and
the address of its principal
executive office)

Index

Page

Report of Independent Public Accounting Firm	2

Statement of Net Assets Available for Benefits –
December 31, 2008 and 2007	3

Statement of Changes in Net Assets Available for Benefits –
Year Ended December 31, 2008	4

Notes to Financial Statements	5

Schedule I: Schedule of Assets (Held at End of Year) – December 31, 2008	13

Signatures	14

Note:
Other schedules required by 29 CFR 2520.103.10 of the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

ALLETE 2008 RSOP Form 11-K

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Minnesota Power and Affiliated Companies
Retirement Savings and Stock Ownership Plan

We have audited the accompanying statement of net assets available for benefits of the Minnesota Power and Affiliated Companies Retirement Savings and Stock Ownership Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule of Assets (Held at End of Year) – December 31, 2008, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Reilly, Penner & Benton LLP

Milwaukee, Wisconsin
June 12, 2009

ALLETE 2008 RSOP Form 11-K

Minnesota Power and Affiliated Companies
Retirement Savings and Stock Ownership Plan
Statement of Net Assets Available for Benefits
Thousands

	December 31,
	2008	2007

Assets

Investments
Participant Funds	$241,518	$315,907
Unallocated Funds	62,194	88,476
	303,712	404,383

Contributions Receivable
Employer	964	1,363
	964	1,363

Total Assets	304,676	405,746

Liabilities

Accrued Interest	1,255	1,456

Due to Brokers	–	69

Long-Term Debt	55,847	64,119

Total Liabilities	57,102	65,644

Net Assets Available for Benefits	$247,574	$340,102

The accompanying notes are an integral part of these statements.

ALLETE 2008 RSOP Form 11-K

Minnesota Power and Affiliated Companies
Retirement Savings and Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits
Thousands

	Year Ended December 31, 2008
	Participant Funds	Unallocated Funds
			Total

Investment Income
Dividend Income	$9,404	$3,693	$13,097
Interest Income	218	24	242
Net Depreciation in Fair Value of Investments	(81,500)	(15,542)	(97,042)
Other	64	–	64
	(71,814)	(11,825)	(83,639)

Contributions
Participant	8,618	–	8,618
Employer	–	6,411	6,411
Rollover	161	–	161
	8,779	6,411	15,190

Deductions
Participants’ Withdrawals	(14,460)	–	(14,460)
Interest Expense	–	(3,782)	(3,782)
Administrative Expenses	(316)	–	(316)
	(14,776)	(3,782)	(18,558)

Transfers and Allocations
Transfers to Retirement Plans	(5,521)	–	(5,521)
Allocations to Participants	9,106	(9,106)	–
	3,585	(9,106)	(5,521)

Net Decrease	(74,226)	(18,302)	(92,528)

Net Assets Available For Benefits
Beginning of Year	315,744	24,358	340,102
End of Year	$241,518	$6,056	$247,574

The accompanying notes are an integral part of these statements.

ALLETE 2008 RSOP Form 11-K

Minnesota Power and Affiliated Companies
Retirement Savings and Stock Ownership Plan
Notes to Financial Statements

Note 1 – Description of the Plan

The Minnesota Power and Affiliated Companies Retirement Savings and Stock Ownership Plan (RSOP or Plan) is a contributory defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and qualifies as an employee stock ownership plan and profit sharing plan. At December 31, 2008, there were 1,931 participants in the RSOP. Participating affiliated companies (collectively, the Companies) at December 31, 2008, included:

•	ALLETE, Inc., including Minnesota Power, a division of ALLETE, Inc. (ALLETE or Company)
•	Superior Water, Light and Power Company
•	MP Affiliate Resources, Inc.

The RSOP provides eligible employees of the Companies an opportunity to save for retirement by electing to make before-tax and after-tax contributions through payroll deduction, and directing the contributions into various 401(k) investment options. (See Participant Investment Options.) The RSOP also provides eligible employees of the Companies employee stock ownership benefits in ALLETE common stock (Common Stock).

Basis of Presentation

Participant funds represent the participants’ 401(k) investment funds and shares allocated to participants in the ALLETE RSOP Stock Fund. Unallocated funds represent unallocated shares to be allocated to the participants in the ALLETE RSOP Stock Fund in the future.

Administration

The Employee Benefit Plans Committee (Committee) administers the Plan for the Companies. The mailing address of the Committee is 30 West Superior Street, Duluth, Minnesota 55802-2093. The Committee consists of 11 members who are appointed by the Board of Directors of ALLETE. The Board of Directors has the power to remove members of the Committee from office. Members of the Committee are all employees of the Companies and receive no compensation for their services with respect to the Plan.

Committee responsibilities include the administration and payment of benefits in a manner consistent with the terms of the Plan and applicable law. The Committee has the authority to establish, modify, and repeal policies and procedures, as it deems necessary to carry out the provisions of the Plan. The Committee also has the authority to designate persons to carry out fiduciary responsibilities (other than trustee responsibilities) under the Plan. The Committee has the power to appoint an investment manager or managers (as defined by ERISA), attorneys, accountants, and such other persons as it shall deem necessary or desirable in the administration of the Plan. The Companies or the Plan pays administration fees and expenses of agents, outside experts, consultants, and investment managers. The Plan charges participants who take participant loans or use the Plan’s self-managed brokerage account feature for expenses relating to such loans or accounts.

Wachovia Retirement Services (Wachovia), a service group of Wachovia Bank, National Association, is the service provider for the Plan and handles participant recordkeeping, asset custody, trustee and certain other administrative responsibilities. Wachovia allows the Plan to value accounts daily and provides participants with on-line, call center and voice response capabilities to direct the investment of their account balances. Wachovia Bank, N.A. (Trustee), which is located at NC1156 Three Wachovia Center 401 South Tryon Street, TH-14, Charlotte, North Carolina 28288-1156, is the trustee for the Plan. The Trustee carries $100 million of financial institutional bond insurance.  Wachovia Bank, National Association is wholly-owned by Wells Fargo & Company.

ALLETE 2008 RSOP Form 11-K

Note 1 – Description of the Plan (Continued)

Participant Investment Options

The Plan’s 401(k) investment fund options at December 31, 2008, are listed below. Detailed descriptions of the investment options and risk profiles are available in the corresponding fund’s prospectus.

•	ALLETE Stock Fund
•	Diversified Bond Group Trust (MP)
•	Diversified Stable Value Trust (MP)
•	SSgA Russell 2000 Index SL Series Class A Strategy
•	Artisan International Fund
•	Dodge & Cox Stock Fund
•	Dodge & Cox International Stock Fund
•	Heartland Value Plus Fund - Institutional
•	MainStay Large Cap Growth Fund
•	The Oakmark Equity and Income Fund
•	Oppenheimer Developing Markets Fund
•	TCW Small Cap Growth Fund
•	Vanguard Institutional Index Fund
•	Vanguard Mid-Cap Index Fund

Participants may also establish a self-managed brokerage account, which allows the participant to make investments in or transfers to a wide range of securities, including publicly traded stocks, bonds and mutual funds. Participants who have a self-managed brokerage account pay an annual fee in addition to any trading fees incurred upon investment changes.

Participants may change their level of contribution, change their investment elections for future contributions, and make transfers between investment options at any time by contacting Wachovia.

Fund Transfer Restrictions. Effective August 1, 2008, the Dodge & Cox Stock Fund and Dodge & Cox International Stock Fund began restricting participants from purchasing shares in these funds for a period of 90 days from the date participants transfer shares out of these funds.

Redemption Fees. Certain mutual funds charge redemption fees that are paid out of the participant’s account. A redemption fee is charged when shares are transferred or exchanged out of the fund before the fund’s minimum holding period has been met.

Summary of	Effective	Redemption	Minimum
Redemption Fees by Fund	Date	Fee	Holding Period
As of 12/31/2008
Artisan International Fund	June 1, 2005	2%	90 days

Employee Stock Ownership Benefits – ALLETE RSOP Stock Fund

ALLETE sponsors a leveraged employee stock ownership plan (ESOP) within the RSOP. Eligible employees of the Companies receive Common Stock ownership benefits in the ALLETE RSOP Stock Fund. These benefits are primarily funded by payments made by the Plan on a loan (see Loan Account). Shares of Common Stock are allocated to eligible employees as provided by the Plan (see Basic Account, Special Account, Partnership Account, Bargaining Unit Account, Matching Account and Results Sharing Account). The shares of Common Stock allocated to a participant’s ALLETE RSOP Stock Fund come from the Loan Account, as determined by ALLETE. Each participant’s account value, however, is determined on a unit basis and consists of both Common Stock and cash. (See Note 4 – Investments) The unit value is adjusted each business day to reflect investment results, including cash.

ALLETE 2008 RSOP Form 11-K

Note 1 – Description of the Plan (Continued)
Employee Stock Ownership Benefits – ALLETE RSOP Stock Fund (Continued)

Dividends are automatically reinvested in Common Stock held in the ALLETE RSOP Stock Fund. However, participants may make an election, at any time, to receive cash dividends paid on certain eligible shares. Units within a participant’s Basic Pre-1989 Account can be withdrawn at any time, while all other units within a participant’s ALLETE RSOP Stock Fund can be withdrawn when the participant reaches age 59 1/2 or terminates employment. Participants may transfer all or any part of their ALLETE RSOP Stock Fund to other 401(k) investment options at any time.

Loan Account. The RSOP was amended in 1990 to establish a leveraged Loan Account and borrow $75 million (RSOP Loan) to acquire 2,830,188 newly issued shares of Common Stock (1,886,792 shares adjusted for stock splits) from ALLETE for the benefit of eligible participants. Under this amendment, active participants with a Basic Account are allocated shares to their Special Account with a value at least equal to: (a) dividends payable on shares held by those participants in the Plan and (b) tax savings generated from the deductibility of dividends paid on all shares of Common Stock held in the RSOP as of August 4, 1989. In accordance with this amendment, a promissory note was issued to ALLETE for $75 million at a 10.25 percent interest rate with a term not to exceed 25 years. In 2006, the RSOP loan was refinanced at a 6 percent interest rate. The Loan Account may also provide for other allocation types as determined by the Company.

Basic Account. Participants’ Basic Accounts received shares of Common Stock purchased with incremental investment tax credit contributions and payroll-based tax credit contributions. Contributions to the participants’ Basic Accounts ceased after 1986.

Special Account. For the years 1985 through 1989, the Companies received a tax deduction for cash dividends paid to participants on ALLETE RSOP Stock Fund shares in their Basic Account. The Companies contributed, to the ALLETE RSOP Stock Fund, an amount equal to the estimated income tax benefit of the dividend deduction associated with eligible shares in the Basic Account. Shares of Common Stock purchased with these contributions were allocated to the participants’ Special Account.

Partnership Account. For the years 1989 through 2005, partnership allocations were made to each nonunion participant’s Partnership Account as a fixed percentage of each eligible participant’s annual salary, plus, to the extent of any additional value to be allocated in the plan year, an amount based on the ratio of the participant’s annual compensation to the annual compensation of all eligible participants. Shares credited to participants’ Partnership Accounts as a fixed-percentage partnership allocation for the years 1989 through 2001 had a value equal to 2 percent of annual compensation; the fixed-percentage partnership allocation for the years 2002 through 2005 and prorated for the period from January 1 through September 30, 2006 was 3.5 percent of annual compensation. Since October 1, 2006, the fixed-percentage partnership allocation to each nonunion participant hired before October 1, 2006 has ranged from 6 percent to 12 percent of annual compensation depending on the participant’s age. The fixed-percentage partnership allocation to each nonunion participant hired on or after October 1, 2006 is 6 percent of annual compensation.

Bargaining Unit Account. Quarterly non-elective allocations are made to the ALLETE RSOP Stock Fund equal to 1 percent of each union participant’s eligible compensation.

Matching Account. For nonunion participants hired before October 1, 2006, quarterly matching allocations are made to the ALLETE RSOP Stock Fund equal to 50 percent of each nonunion participant’s 401(k) before-tax contributions, disregarding contributions in excess of 4 percent of the participant’s periodic pay for the period through October 1, 2006. Thereafter, quarterly matching allocations are equal to 100 percent of each nonunion participant’s 401(k) before-tax contributions and Roth 401(k) contributions, disregarding contributions in excess of 4 percent of the participant’s periodic pay for the period.

For nonunion participants hired on or after October 1, 2006, quarterly matching allocations are made to the ALLETE RSOP Stock Fund equal to 100 percent of each nonunion participant’s 401(k) before-tax contributions and Roth 401(k) contributions, disregarding contributions in excess of 5 percent of the participant’s periodic pay for the period.

ALLETE 2008 RSOP Form 11-K

Note 1 – Description of the Plan (Continued)

Results Sharing Account. Results Sharing Award allocations are made to the ALLETE RSOP Stock Fund equal to 50 percent of each nonunion and union participant’s Results Sharing Award.

Florida Water Account. On October 29, 2007, the Company received approximately $71,000 relating to a class action lawsuit settlement relating to a mutual fund the Florida Water Plan held. The settlement proceeds were allocated on February 4, 2008 to the Florida Water Plan participants based on their prorated share in the fund.

Contributions

Participant contributions to the Plan consist of the following:

•
Before-Tax Contributions. Before-tax contributions consist of salary reduction contributions and results sharing contributions. Total before-tax contributions in 2008 could not exceed $15,500 for participants less than age 50 or $20,500 for participants at least age 50, as permitted under Section 401(k) of the Internal Revenue Code (Code).

-	Salary Reduction Contributions. Salary reduction contributions are equal to an amount the participant has elected to reduce his or her compensation pursuant to a salary reduction agreement.

-
Results Sharing Contributions. Results sharing contributions are equal to the portion (up to 50 percent) of the Results Sharing Award the participant irrevocably elects to defer and that, pursuant to the ALLETE Results Sharing Program, would otherwise be paid to the participant in cash.

•
Voluntary Contributions (After-Tax Contributions). Each participant is also allowed to make voluntary after-tax contributions to the Plan through payroll deductions. Total voluntary contributions made by a participant may not exceed 25 percent of the participant’s compensation in any pay period.

•	Rollovers. Contributions by participants may also be made through rollovers from other qualified plans or individual retirement accounts.

•	Roth 401(k) Contributions. Participants may make the following types of contributions to the Plan on an after-tax basis in the form of Roth 401(k) contributions:

-
Roth Salary Reduction Contributions. Effective January 1, 2007, salary reduction contributions are equal to an amount the participant has elected to reduce his or her compensation pursuant to a salary reduction agreement.

-
Roth Results Sharing Contributions. Beginning with the award earned for 2007, results sharing contributions are equal to the portion (up to 50 percent) of the Results Sharing Award the participant irrevocably elects to defer and that, pursuant to the ALLETE Results Sharing Program, would otherwise be paid to the participant in cash.

Roth 401(k) contributions are in lieu of part or all of the before-tax contributions participants are otherwise eligible to make.

Employer contributions for each year are paid to the Trustee either in cash or in Common Stock. Expenses incurred in discretionary activities relating to the design, formation, and modification of the Plan (commonly characterized as “settlor” functions) are paid by the Companies.

Vesting and Forfeiture Account

As of July 1, 2001, all contributions to the plan, plus actual earnings thereon, are fully vested and non-forfeitable. In 2005, the Plan was amended to allow distribution checks issued and outstanding for more than 180 days (unclaimed benefits) to be re-deposited into the Plan and treated as forfeitures. The forfeiture account consists of previously forfeited non-vested accounts and unclaimed benefits, totaling $210,475 at December 31, 2008 ($233,000 at December 31, 2007), and is invested in the Diversified Stable Value Trust (MP). Dollars from the forfeiture account may be used to reduce future Plan expenses.

ALLETE 2008 RSOP Form 11-K

Note 1 – Description of the Plan (Continued)

Distributions and Withdrawals

A participant may elect, at any time, to receive in cash, future dividends paid on Common Stock shares in their eligible ALLETE RSOP Stock Fund accounts and ALLETE Stock Fund.

Prior to termination, participants may withdraw, at any time, all or any part of their:
•	Plan accounts, if the participant has attained age 59 1/2;
•	After-tax account, regardless of the participant’s age; or
•	Pre-1989 Basic Account, regardless of the participant’s age.

When participants terminate employment, become disabled or die, they or their beneficiaries may elect to receive all or any part of their Plan accounts.

Transfers to Retirement Plans. Upon retirement, participants may elect to transfer their Plan account balances to the Minnesota Power and Affiliated Companies Retirement Plan A or Plan B if the participant is receiving a benefit from one of these retirement plans. The amount of transfers to these retirement plans totaled $5,520,812 for 2008 ($2,850,404 for 2007).

Loan Program. The Plan allows participants to borrow money from their Plan accounts. The maximum amount a participant may borrow is equal to the lesser of (a) the participant’s aggregate before-tax account, after-tax account, Roth 401(k) and rollover account balances (excluding Roth 401(k) rollover balances), (b) 50 percent of their total Plan balance, or (c) $50,000, less the largest outstanding loan balance owed in the prior 12-month period. The loans may not be less than $1,000. The loans are for terms up to five years for a general-purpose loan and ten years for the acquisition of a primary residence. A fixed interest rate of the prime rate plus 1 percent on the first day of the month that the loan is originated is charged until the loan is repaid. As loans are repaid, generally through payroll deductions, principal and interest amounts are re-deposited into the participant’s Plan accounts. Participants are required to pay a $50 loan application fee to cover the cost of processing the loan.

Plan Termination

The Companies reserve the right to reduce, suspend, or discontinue their contributions to the Plan at any time, or to terminate the Plan in its entirety subject to the provisions of ERISA and the Code. If the Plan is terminated, all of the account balances of the participants will be distributed in accordance with the terms of the Plan.

Note 2 – Summary of Accounting Policies

The Plan uses the accrual basis of accounting and, accordingly, reflects income in the year earned and expenses when incurred. Common stock and mutual fund investments are reported at their fair value based on quoted market prices. Collective fund investments are reported at net asset value, which approximates fair value. Participants’ loans are reported at estimated fair value, which represents outstanding principal and any related accrued interest.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses on disposed investments and the unrealized appreciation (depreciation) on those investments owned at year end.

The Plan invests in various funds that are a combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

ALLETE 2008 RSOP Form 11-K

Note 3 – Federal Income Tax Status

A favorable determination letter dated May 8, 2009, was obtained from the Internal Revenue Service stating that the RSOP, as amended and restated effective October 1, 2006, qualified as an employee stock ownership plan and a profit sharing plan under Section 401(a) of the Code.

Note 4 – Investments

Fair Value of Investments
Representing 5% or More of Assets
At December 31,	2008	2007
Thousands

ALLETE RSOP Stock Fund	$125,392	$159,913
Diversified Stable Value Trust (MP)	$49,853	$45,507
Vanguard Institutional Index Fund	$16,653	$27,484
ALLETE Stock Fund	$23,381	$25,678
The Oakmark Equity and Income Fund	$20,535	$24,809
Oppenheimer Developing Markets Fund	–	$24,585

The ALLETE RSOP Stock Fund represents shares of Common Stock allocated to participants, unallocated shares to be allocated to the participants in the ALLETE RSOP Stock Fund in the future and cash invested in a money market fund.

				Number of		Fair
ALLETE RSOP Stock Fund				Shares	Cost	Value
Thousands

December 31, 2008	Allocated	–	Common Stock	2,067	$52,740	$62,849
			Money Market		348	348
					53,088	63,197

	Unallocated	–	Common Stock	1,926	29,594	62,188
			Money Market		7	7
					29,601	62,195

					$82,689	$125,392

December 31, 2007	Allocated	–	Common Stock	1,788	$50,420	$71,115
			Money Market		322	322
					50,742	71,437

	Unallocated	–	Common Stock	2,235	34,294	88,469
			Money Market		7	7
					34,301	88,476

					$85,043	$159,913

ALLETE 2008 RSOP Form 11-K

Note 4 – Investments (Continued)

For the ALLETE Stock Fund and the ALLETE RSOP Stock Fund, each participant’s account value is determined on a unit basis and consists of both Common Stock and cash invested in a money market fund. The unit value is adjusted each business day to reflect investment results including cash.

	ALLETE		ALLETE
	Stock Fund		RSOP Stock Fund
At December 31,	2008	2007	2008	2007
Thousands

Number of Units	5,721	5,132	14,582	13,560

Common Stock	$22,733	$24,868	$62,849	$71,115
Money Market	648	810	348	322
Net Value	$23,381	$25,678	$63,197	$71,437

Note 5 – Fair Value Measurements

Effective January 1, 2008, the Company adopted SFAS 157, “Fair Value Measurements.”  SFAS 157 provides a definition of fair value, requires enhanced disclosures about assets and liabilities measured at fair value, and establishes a hierarchal framework that prioritizes the inputs used in measuring assets and liabilities at fair value. The three levels of the fair value hierarchy defined by SFAS 157 are as follows:

Level 1 — Quoted prices are available in active markets for identical assets or liabilities as of the reported date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 — Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reported date.  The types of assets and liabilities included in Level 2 are typically either comparable to actively traded securities or contracts, such as treasury securities with pricing interpolated from recent trades of similar securities, or priced with models using highly observable inputs, such as commodity options priced using observable forward prices and volatilities.

Level 3 — Significant inputs that are generally less observable from objective sources.  The types of assets and liabilities included in Level 3 are those with inputs requiring significant management judgment or estimation, such as the complex and subjective models and forecasts used to determine the fair value.

The following tables present, for each of these hierarchy levels, the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2008.

	At Fair Value as of December 31, 2008
Recurring Fair Value Measures	Level 1	Level 2	Level 3	Total
Thousands
Assets:
Common Stock	$147,770			$147,770
Mutual Funds	83,692			83,692
Collective Funds		$64,014		64,014
Money Market Funds		1,003		1,003
Self-Managed Brokerage Accounts			$4,490	4,490
Participant Loans			2,743	2,743
Total Assets	$231,462	$65,017	$7,233	$303,712

Liabilities:
ESOP Loan	–	$55,847	–	$55,847
Total Liabilities	–	$55,847	–	$55,847

Total Net Assets	$231,462	$9,170	$7,233	$247,865

ALLETE 2008 RSOP Form 11-K

Note 5 – Fair Value Measurements (Continued)

Recurring Fair Value Measures as of December 31, 2008	Self-Managed
Activity in Level 3	Brokerage	Participant
	Accounts	Loans	Total
Thousands

Balance as of January 1, 2008	$5,632	$2,701	$8,333
Purchases, sales, issuances and settlements, net	1,081	42	1,123
Realized Gains/Losses	(485)	–	(485)
Unrealized Gains/Losses	(1,738)	–	(1,738)
Balance as of December 31, 2008	$4,490	$2,743	$7,233

Note 6 – Repayment of Loan

The Trustee repays principal and interest on the RSOP Loan with dividends paid on the shares of Common Stock in the Loan Account and with certain employer contributions to the Plan. The shares of Common Stock acquired by the Trustee are held in the Loan Account, and allocated to the accounts of Plan participants as the RSOP Loan is repaid.

The RSOP Loan was obtained from ALLETE. There were 1,926,332 unallocated shares of Common Stock in the Plan pledged as collateral at December 31, 2008. Prepayments of principal can be made without penalty. The lender has no rights to shares that are allocated under the Plan.

Principal Payments
$70 Million 6% Loan
Thousands

2009	$–
2010	–
2011	–
2012	5,605
2013	12,500
2014	12,500
2015	12,500
2016	12,500
$55,605

Note 7 – Department of Labor Examination

In October 2005, the U.S. Department of Labor (DOL) began an examination of the RSOP and in June 2006 the DOL advised the Company of its findings. In response to the DOL’s request, the Company and Trustee made several minor amendments to the RSOP, promissory note, and trust agreement. The Company reimbursed the Trustee for administrative expenses in the amount of $2,371 including interest. On June 15, 2007, the Company received notice that the DOL concluded its investigation of the Plan. The Company filed a Form 5330 Return of Excise Taxes on July 31, 2007 with the Internal Revenue Service and paid $52 in excise tax.

Note 8 – Uncertain Tax Positions

The Plan has deferred the implementation of FIN 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109.” The interpretation requires additional disclosures on uncertain tax positions that may have been taken by the Plan. Management of the Plan evaluates the uncertain tax positions taken, if any, and consults with legal counsel as deemed necessary. The Plan does not anticipate that the eventual implementation of FIN 48 will have a material effect on its financial statements or note disclosures.

ALLETE 2008 RSOP Form 11-K

Schedule I

Minnesota Power and Affiliated Companies
Retirement Savings and Stock Ownership Plan
Plan Number 002 / Employer Identification Number 41-0418150
Schedule of Assets (Held at End of Year)
Form 5500 Schedule H Line 4i
At December 31, 2008
Thousands

(a)	(b)	(c)	(d)	(e)
		Description of		Current
	Identity of Issuer	Investment	Cost (1)	Value
	ALLETE RSOP Stock Fund
	ALLETE, Inc.	Common Stock – 3,993 Shares	$82,334	$125,037
*	Evergreen Inst Money Market Fund	Money Market	355	355
	Total ALLETE RSOP Stock Fund		82,689	125,392

	ALLETE Stock Fund
	ALLETE, Inc.	Common Stock – 5,721 Shares		22,733
*	Evergreen Inst Money Market Fund	Money Market		648
	Total ALLETE Stock Fund			23,381

	Collective Fund Securities
*	Diversified Bond Group Trust (MP)	Collective Fund – 826 Shares		7,120
*	Diversified Stable Value Trust (MP)	Collective Fund – 4,731 Shares		49,853
	SSgA Russell 2000 Index SL Series Class A Strategy	Collective Fund – 305 Shares		1,892
	TCW Small Cap Growth Fund	Mutual Fund – 515 Shares		5,149
	Total Collective Fund Securities			64,014

	Mutual Fund Securities
	Artisan International Fund	Mutual Fund – 364 Shares		5,446
	Dodge & Cox International	Mutual Fund – 203 Shares		4,445
	Dodge & Cox Stock Fund	Mutual Fund – 117 Shares		8,698
	Heartland Value Plus Fund - Institutional	Mutual Fund – 313 Shares		5,862
	Mainstay Large Cap Growth Fund	Mutual Fund – 862 Shares		3,786
	The Oakmark Equity and Income Fund	Mutual Fund – 952 Shares		20,535
	Oppenheimer Developing Markets Fund	Mutual Fund – 702 Shares		11,158
	Vanguard Institutional Index Fund	Mutual Fund – 202 Shares		16,653
	Vanguard Mid-Cap - Institutional Fund	Mutual Fund – 601 Shares		7,109
	Total Mutual Fund Securities			83,692

	Self-Managed Brokerage Accounts			4,490

	Participant Loans	Loans Receivable from
		Participants – 5% to 13.65%		2,743

	Total Investments			$303,712
*	Party in Interest
(1)	Not required for participant directed transactions.

ALLETE 2008 RSOP Form 11-K

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, ALLETE, Inc., as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Minnesota Power and Affiliated Companies
Retirement Savings and Stock Ownership Plan

	By:	ALLETE, Inc., its Plan Administrator

June 12, 2009		/s/ Donald J. Shippar
Donald J. Shippar
Chairman and Chief Executive Officer

ALLETE 2008 RSOP Form 11-K

Index to Exhibits

Exhibit

a        -      Consent of Independent Registered Public Accounting Firm

ALLETE 2008 RSOP Form 11-K

Exhibit a

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-124455) on Form S-8 of ALLETE, Inc. of our report dated June 12, 2009, with respect to the statements of net assets available for benefits of the Minnesota Power and Affiliated Companies Retirement Savings and Stock Ownership Plan for the years ended December 31, 2008 and 2007, the related statements of changes in net assets available for benefits for the year ended December 31, 2008, and the related supplemental schedules as of December 31, 2008, which report appears in the December 31, 2008, annual report on Form 11-K of the Minnesota Power and Affiliated Companies Retirement Savings and Stock Ownership Plan.

/s/ Reilly, Penner & Benton LLP

Reilly, Penner & Benton LLP
Milwaukee, Wisconsin
June 12, 2009